# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ads-Tec Energy Public Ltd Co, CIK 0001879248
CUSIP: G0085J117
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, DUBLIN, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001218961

## Reporting persons
- LUCERNE CAPITAL MANAGEMENT LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,422,724; shared voting power 1,481,107; sole dispositive power 7,422,724; shared dispositive power 1,481,107; aggregate amount beneficially owned 8,903,831 (15.4% of the class)
- Pieter Taselaar: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 8,903,831; sole dispositive power 0; shared dispositive power 8,903,831; aggregate amount beneficially owned 8,903,831 (15.4% of the class)
- Matheus Hovers: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 8,903,831; sole dispositive power 0; shared dispositive power 8,903,831; aggregate amount beneficially owned 8,903,831 (15.4% of the class)
- Jonathan Copplestone: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,903,831; sole dispositive power 0; shared dispositive power 8,903,831; aggregate amount beneficially owned 8,903,831 (15.4% of the class)
- Patrick Moroney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,903,831; sole dispositive power 0; shared dispositive power 8,903,831; aggregate amount beneficially owned 8,903,831 (15.4% of the class)

## Item 1. Issuer
Name of issuer: Ads-Tec Energy Public Ltd Co
Address of issuer's principal executive offices: 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland

## Item 2. Person Filing
Name of person filing: This Schedule 13G if filed by Lucerne Capital Management LP, an investment advisor to private funds including The Lucerne Capital Master Fund, L.P., The Lucerne Capital Special Opportunity Fund, Ltd., The Lucerne Capital Nordic Master Fund, Ltd. and The Lucerne European Opportunities (US) Fund, LP; by Pieter Taselaar and Matheus Hovers, individuals who control Lucerne Capital Management LP; and Jonathan Copplestone and Patrick Moroney, individuals affiliated with Lucerne Capital Management LP.
Address of principal business office or, if none, residence:
The address of each of the Reporting Persons is:

73 Arch Street, 3rd Floor
Greenwich, CT 06830
Citizenship: See the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover page of each Reporting Person.
Percent of class:
Percentage beneficial ownership is based on 53,876,307 Ordinary Shares outstanding as of March 12, 2025, as reported in the Issuer's Prospectus dated March 26, 2025.

See row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LUCERNE CAPITAL MANAGEMENT LP: /s/ Patrick Moroney, Patrick Moroney, Chief Operating Officer (05/15/2025)
- Pieter Taselaar: /s/ Pieter Taselaar, Pieter Taselaar (05/15/2025)
- Matheus Hovers: /s/ Matheus Hovers, Matheus Hovers (05/15/2025)
- Jonathan Copplestone: /s/ Jonathan Copplestone, Jonathan Copplestone (05/15/2025)
- Patrick Moroney: /s/ Patrick Moroney, Patrick Moroney (05/15/2025)